May 28, 2008

Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC 20549-3561

Re:	Discovery Holding Company
Form 10-K for the Year Ended December 31, 2007
File No. 000-51205

Ladies and Gentlemen:

Set forth below are our responses to comments contained in your letter to us dated May 14, 2008 (the “SEC Letter”) regarding the referenced Form 10-K.  The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter.

The staff is advised that we intend to file a Registration Statement on Form S-4 in the near future with respect to our proposed transaction with Advance Newhouse.  As discussed telephonically with the staff, any changes to our MD&A for Discovery in response to the staff’s comments herein will be reflected in such Form S-4.  We also intend to file an Information Statement on Form 10 with respect to our proposed spin-off of Ascent Media (other than certain sound businesses of Ascent Media), and any changes to the Ascent Media MD&A in response to the staff’s comments herein will be reflected in such Form 10.

1.             Comment:

In connection with comment number 8 below, presentation of “operating cash flow” in any context other than the FAS 131 required reconciliation in the footnote would be the presentation of a non-GAAP financial measure.  Refer to question and answer 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“FAQ”), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.  In this regard, please revise your presentation within MD&A with respect to operating cash flow for “corporate and other” and the consolidated total as appropriate.

8.             Comment:

Please explain to us why presentation of “Corporate and Other” as a reportable segment here in the table on page II-52 and in your MD&A is appropriate.  It does not appear to us that your corporate activities represent a “business” pursuant to paragraph 10.a of FAS 131 or that aggregation of corporate activities with other business activities is permissible pursuant to paragraphs 17 and 19 of FAS 131 and EITF 04-10.  Also refer to question and answer 7 of the FASB staff’s implementation guide for FAS 131 in regard to aggregation for further guidance.  Additionally, explain to us what “other” comprises.

9.             Comment:

In connection with the preceding comment, if corporate activities do not represent an operating segment, presentation of “operating cash flow” for such would not be appropriate, and it appears that your corporate activities should be presented as a reconciling item in the reconciliation between segment and consolidated amounts pursuant to paragraph 21 of FAS 131, particularly in regard to the reconciliation of segment “operating cash flow” to consolidated “earnings (loss) before income taxes.”  Please revise your presentation accordingly.

Response (to Comments 1,8 and 9):

Our “corporate and other” category includes corporate overhead for DHC as well as general and administrative expenses for Ascent Media that are not directly attributable to either the creative services segment or the network services segment.  In future filings, we will not present “operating cash flow” for corporate in our segment footnote or in MD&A, but will instead include such costs in our reconciliation of segment Adjusted OIBDA (as discussed in our response to comment 7 below) to earnings (loss) before income taxes.  If our Form 10-K for the year ended December 31, 2007 were revised, such reconciliation would be as follows:

                The following table provides a reconciliation of segment Adjusted OIBDA to earnings (loss) before income taxes.

	Years ended December 31,
	2007	2006	2005
	amounts in thousands
Segment Adjusted OIBDA	$97,749	95,040	117,895
Corporate selling, general and administrative expenses	(30,831)	(36,311)	(39,270)
Stock-based compensation	(1,129)	(1,817)	(4,383)
Restructuring and other charges	(761)	(12,092)	(4,112)
Depreciation and amortization	(67,732)	(67,929)	(76,377)
Impairment of goodwill	(165,347)	(93,402)	—
Share of earnings of Discovery	141,781	103,588	79,810
Other, net	17,035	10,855	8,549

Earnings (loss) before income taxes	$(9,235)	(2,068)	82,112

2.             Comment:

Please expand your disclosure to address the (i) significant factors that affect each applicable reportable segment’s “operating cash flow” as a percent of the corresponding segment’s revenue and that cause such ratio to vary among the respective segments and (ii) amount and analysis of material costs on a stand-alone basis attributable to each reportable segment (both within operating cash flow and excluded therefrom) and corporate activities, to the extent not already disclosed.  We believe this disclosure will help investors better understand your operations and the contributions by each component to your consolidated results.  Provide us with a copy of your intended disclosure.

Response:

In future filings, our disclosure in response to the staff’s comment would be inserted in our MD&A immediately following our SG&A paragraph and is as follows (we use “Adjusted OIBDA” in place of “operating cash flow” pursuant to comment 7 below):

Adjusted OIBDA.  Creative services group Adjusted OIBDA as a percentage of revenue was 11.5%, 11.5% and 15.4% for the years ended December 31, 2007, 2006 and 2005, respectively.  Network services group Adjusted OIBDA as a percentage of revenue was 17.2%, 17.4% and 19.4% for the years ended December 31, 2007, 2006 and 2005, respectively.  The services provided by the creative services group are very labor intensive with labor costs representing over 60% of revenue.  The creative services group’s other primary cost components are facility costs, production equipment, materials costs and general and administrative expenses.  The primary cost components for the network services group are labor and materials, which individually each comprise over 30% of the networks revenue, but as a percent of revenue are still less than labor costs for the creative services group.  The other primary cost components for the network services group are facility costs, production equipment and general and administrative expenses. Because of the higher labor and facility costs for the creative services group, as well as slightly higher general and administrative expenses, the Adjusted OIBDA margin for the creative services group is lower than such margin for the network services group.

3.             Comment:

Please quantify the SG&A expenses referred to herein and the amount of each component within such that have been excluded.  For more transparency, consider a reconciliation to the consolidated amount presented in the financial statements.  Your current presentation of SG&A herein would be construed as a non-GAAP measure due to the exclusion of the indicated items.  Also consider including separate quantification and discussion of changes in the significant categories that comprise this line item.  Consider use of a table to aid in your discussion in regard to this last point.

Response:

The staff’s comment is noted.  In future filings, we propose to add the following table to our Selling, General and Administrative discussion.  Our discussion of any significant period over period fluctuations would follow the table.

Our selling, general and administrative expenses (“SG&A”) are comprised of the following:

	Years ended December 31,
	2007	2006	2005
	amounts in thousands
DHC corporate expenses	$8,169	9,360	6,467
Ascent Media SG&A	141,093	151,941	148,612
Stock-based compensation	1,129	1,817	4,383
Accretion expense on asset retirement obligations	296	673	—

Total SG&A	$150,687	163,791	159,462

4.             Comment:

We note that your cash flow from operating activities has decreased by 23.4% for 2007 and 13.7% for 2006 when compared to the corresponding prior year.  In this regard, please quantify and discuss in terms of cash the significant factors that materially contributed to these changes.  Note that while a cash flow statement prepared using the indirect method, as in your case, reports that various individual components of working capital increased or decreased during the period by a specified amount, it does not provide a sufficient basis for a reader to analyze the changes.  In this regard, you should address the material changes in the drivers underlying working capital to the extent necessary in terms of cash.  For guidance, refer to Section IV.B.1 of the staff’s “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” available on our website at http://www.sec.gov/rules/interp/33-8350.htm.  Also, address any known trends that these decreasing cash flows may represent.

Response:

The staff’s comment is noted.  Our proposed disclosure regarding changes in cash flow from operations is as follows (we use “Adjusted OIBDA” in place of “operating cash flow” pursuant to comment 7 below).  Such disclosure would be included in future filings.

Our cash flow from operations aggregated $56,999,000, $73,633,000 and $85,291,000 for the years ended December 31, 2007, 2006 and 2005, respectively.  The primary drivers of our cash flow from operations are Adjusted OIBDA and changes in working capital.  Fluctuations in our Adjusted OIBDA are discussed under “Results of Operations” above.  Changes in working capital are generally due to the timing of purchases and payments for equipment and the timing of billings and collections for revenue.  In 2007, changes in working capital resulted in a use of cash of $14,838,000, as compared to a source of cash of $19,310,000 in 2006.  Such change in working capital resulted primarily from an increase in our accounts payable due to approximately $13 million of equipment purchases made at the end of 2006 for systems integration contracts that were not paid for until the first quarter of 2007.  This source of working capital in 2006 was partially offset by related billings for these systems integration contracts that were not collected until the first quarter of 2007.  Our accounts receivable were approximately $7 million higher at the end of 2006 than at the end of 2005 and 2007.  Changes in working capital were a source of $7,525,000 in 2005.

5.             Comment:

We note that the notes to the financial statements of Discovery do not, nor are they required to, present segment information in compliance with FAS 131.  We also note that “operating cash flow” is not reported in Discovery’s statements of operations.  Therefore, the presentation of “operating cash flow” throughout your discussion in MD&A concerning Discovery appears to be in the context of a non-GAAP financial measure.  In this regard, please revise your disclosure to be responsive to Item 10(e) of Regulation S-K and to the FAQ on non-GAAP financial measure referred to above, as appropriate, throughout your discussion concerning Discovery.  In particular, provide substantive reason specific to your circumstances that demonstrates the usefulness to investors of this measure relative to your investment in Discovery and reconcile the measure wherever reported to the corresponding GAAP financial measure as appropriate.  Please note, the disclosure on page II-4 for “operating cash flow” does not appear to provide adequate specific substantive support for this measure.

Response:

The staff’s comment is noted.  In future DHC ‘34 Act filings, we will omit discussion of “operating cash flow” in our MD&A discussion of Discovery.

For purposes of our impending Form S-4 filing, we propose to include such measure in Discovery’s MD&A, which will be included in the Form S-4.  We believe that such measure will be relevant to investors of New DHC following the roll up transaction with Advance Newhouse.  We will provide the required reasons that demonstrate the usefulness of this measure to investors, and we will provide the required reconciliations to GAAP measures.

6.             Comment:

Please explain to us why it will be appropriate for you to consolidate Discovery when New DHC is formed.  Based on your disclosure on page I-28, it appears that Advance/Newhouse will continue to hold similar approval rights with respect to Discovery that previously prevented you from consolidating Discovery despite your majority ownership interest.

Response:

The staff is supplementally advised that in connection with our proposed transaction with Advance Newhouse, Advance Newhouse will contribute (the “Contribution”) its interests in Discovery and Animal Planet for preferred stock of DHC that will be convertible into shares representing one-third of the outstanding common stock of DHC.  Subsequent to the Contribution, DHC will merge (the “DHC Merger”) with New DHC, and DHC shareholders, including Advance Newhouse, will receive shares of stock of New DHC.  Subsequent to the DHC Merger and the Contribution, (i) New DHC will own 100% of Discovery and Animal Planet, (ii) existing shareholders of DHC will own approximately 66 2/3% of New DHC and (iii) Advance Newhouse will own approximately 33 1/3% of New DHC.  While Advance Newhouse will retain many of the same governance rights its has today, such governance rights will apply to Advance Newhouse as a shareholder of New DHC, rather than as a shareholder of Discovery (as is currently the case).  Therefore, New DHC will obtain control of Discovery and consolidate it.

7.             Comment:

We note that operating cash flows as used in measuring performance of your operating segments differs from the GAAP measure of operating cash flows as presented in your statement of cash flows.  Item 10(e)(1)(ii)(E) of Regulation S-K prohibits use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measure.  Therefore, please revise the description of this measure to prevent confusion with the GAAP measure.

Response:

The staff’s comment is noted.  In future filings we propose to change “operating cash flow” to Adjusted Operating Income Before Depreciation and Amortization, or “Adjusted OIBDA.”

10.           Comment:

Please amend your filing to refile the reports to include the signature of the firm.

Response:

We will amend our filing to include the signature of Discovery’s accounting firm on the audit reports.

11.           Comment:

Please explain to us the accounting guidance relied on in support of the pushdown of the investors’ bases in the formation of Discovery, and why it was limited only to that of the goodwill associated with each investor’s investment in Discovery.  We did not note any change in control or ownership interests typically associated with pushdown treatment, and it appears that Discovery is the successor to the prior entity for which carry over of the previous book values is expected.

Response:

Prior to May 14, 2007, the shareholders of Discovery Communications, Inc. (“DCI”) carried their equity method investments in DCI at amounts that were greater than their proportional ownership of DCI’s recorded net assets.  These inside/outside basis differences arose as a result of the application of purchase accounting at the shareholder level which resulted in a

step-up of the investors’ basis in DCI.   The investors’ outside basis differences in DCI that resulted from the step-ups were attributable to goodwill at the various purchase accounting dates.

On May 14, 2007, the shareholders of DCI formed Discovery Communications Holding, LLC (“Discovery”) and contributed their ownership interest in DCI into Discovery in return for an equivalent ownership interest in Discovery.  Subsequent to this transaction, each of the members of Discovery (Cox Communications Holdings, Inc. (“Cox”), Advance/Newhouse Programming Partnerships, and Discovery Holding Company (“DHC”)) held the same percentage ownership and control interests in Discovery as their previous percentage ownership and control interest in DCI.

Upon formation, Discovery recorded the contributed investment in DCI at the investors’ historical basis by analogy to EITF 90-5: Exchanges of Ownership Interests between Entities under Common Control, and SAB Topic 5G: Miscellaneous Accounting, Transfers Of Nonmonetary Assets By Promoters Or Shareholders.   EITF 90-5 indicates that the parent/investor’s basis is the appropriate basis to transfer in a common control transaction.  SAB Topic 5G indicates that shareholder transfers into a new company should be recorded at the shareholder’s historical basis.  This guidance collectively suggests that investor historical basis is the appropriate basis for which Discovery should record its investment in DCI in its financial statements.  As the shareholders’ historical bases in DCI differed from the amount recorded in DCI’s historical financial statements by a combined $4.6 billion of goodwill at May 14, 2007, Discovery recorded this additional amount of goodwill as part of its opening balance sheet.

12.           Comment:

Please explain to us in detail Discovery’s accounting for the exchange of Cox’s ownership interest.  Tell us the basis for all associated amounts, including the determination of all fair values involved.

Response:

Subsequent to the above transaction, on May 14, 2007, Discovery acquired all of Cox’s 25% membership interest in Discovery in a subsidiary level treasury stock transaction.   Discovery acquired Cox’s 25% interest in exchange for all of the capital stock of a subsidiary that held Travel Channel and travelchannel.com (“Travel”) and approximately $1.3 billion in cash (the “Cox Transaction”). This exchange is considered a fair value treasury stock transaction consistent with Issue 12 in EITF 01-2 Interpretations of APB Opinion No. 29 (Whether a non-pro rata split-off of all or a significant segment of a business in a corporate plan of reorganization should be accounted for at historical cost or at fair value) and Discovery recorded a gain equal to the difference between the fair value and carrying value of Travel.

Discovery determined the fair value of Travel to be $575 million after consideration of a third party valuation.  The fair value of Discovery was determined by consideration of several different valuation approaches.  These approaches included assessing DHC’s stock price and market value and estimating the portion of DHC’s value attributable to Discovery, reviewing an external valuation of Discovery, and valuations provided by analysts.  Discovery’s basis in Travel was $440.3 million and Discovery recorded a tax-free gain of $134.7 million upon the disposition of Travel. Travel constitutes a business and comprises a portion of the Travel Media Enterprise reporting unit.  In accordance with FAS 142, Business Combinations, a portion of the Travel Media Enterprise reporting unit goodwill was allocated to Travel upon its disposition based on relative fair value and is included in the $440.3 million carrying value.  The goodwill allocated to Travel included a portion of the goodwill that was recorded upon the formation of Discovery.  The value recorded as a reduction to Members’ Equity (“treasury stock”) was determined as follows (amounts in millions):

Cash paid	$1,282
Travel Fair Value	575
Transaction Costs	2
Reduction of Members’ Equity - “Treasury Stock”	$1,859

In response to the staff’s request in the SEC Letter, we acknowledge that:

•      we are responsible for the adequacy and accuracy of the disclosures in filings;

•      staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the filings; and

•      we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at 720-875-4333.

Sincerely,

Discovery Holding Company

/s/ Christopher W. Shean

Christopher W. Shean
Senior Vice President and Controller

cc:	Securities and Exchange Commission
Joseph Foti
Doug Jones
Lyn Shenk